UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

STATEMENT BY FIAT CHAIRMAN LUCA CORDERO DI MONTEZEMOLO

SIGNATURES

STATEMENT BY FIAT CHAIRMAN LUCA CORDERO DI MONTEZEMOLO

The sudden decease of Umberto Agnelli has thrust a heavy and unexpected burden on my shoulders, one that I could not in good conscience refuse out of a sense of duty and service.

This obligation arises from my friendship with Gianni, Umberto Agnelli, and their family, and my sense of responsibility towards everyone who works at Fiat, the banks, the city of Turin, and the Italian economic and business world.

The family has manifested its continuing faith in the company by exercising its role as stockholder and rapidly naming the new Chairman. I regret that the Chief Executive Officer has decided to leave the Company.

I have called a Board of Directors' meeting for tomorrow afternoon so that a new chief executive be appointed without delay.

I have complete trust in the strong team in place at Fiat today, which is capably and diligently striving to carry out the Relaunch Plan.

John Elkann, who has been working at the Group for several years, is growing quickly, just like other young people who represent the future of the company.

I am certain that for what Fiat represents in the national economy, I can count on the spirit of positive collaboration of the Italian system: from the Government to the political world, from the financial system to the labor representatives. Together we shall carry on with the heavy responsibility of continuing the work of Umberto Agnelli.

I hope that my fellow businessmen, who chose me as their Chairman and towards whom I reaffirm my full commitment to my task, will comprehend the exceptional nature and the significance of my choice.

Turin, May 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney